PLACER DEL MAR, LTD.
                           302 Washington Street #351
                               San Diego, CA 92103
                                # (775) 352-3839
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                                                               November 28, 2006

Pam Howell
U.S. Securities and Exchange Commission
Division of Corporate Finance
100 F Street N.E.
Washington, D.C. 20549

Re: Registration Statement on Form SB-2
    File No. 333-127736
    Amendment Filed: October 3, 2006

Dear Ms. Howell,

Per your comment letter dated October 20, 2006, we submit the following as a part of the sixth amendment to our registration statement on Form SB-2.

GENERAL

1.   We supplementally respond that our company's sole legal counsel is Dennis
     H. Johnson. The company does not and has not had any type of relationship with Mr. Soloski.

RISK FACTORS, PAGE 4

2. We have modified the first risk factor and the business section to state we commenced Phase One of our exploration program on September 27, 2006.

DESCRIPTION OF BUSINESS, PAGE 15

3. We have revised this section to include wording that we will not be used as a vehicle for a reverse merger.

4. We have revised this section to clarify should no mineralization be found at our claim during phase one, we intend to dissolve the company and we have no other plan for the company.

5. We have revised this section to explain in greater detail the activities we are undertaking in phase two to include environmental law requirements and activities related to trenching an drilling.

6. We have added the language that states our business plan is we intend to dissolve the company and investors will lose their investment if we are unable to obtain additional funding to continue to Phase Two.
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7.   We have updated the exhibit list to include both the initial agreement and the amended agreement.

8. We have revised this section to include the fact our director has agreed to loan the company up to an additional $50,000 for operating expenses and Phase One costs of exploration.

EXECUTIVE COMPENSATION, PAGE 33

9. We have updated the Executive Compensation to reflect all direct and indirect compensation.

CHANGES IN AND DISAGREEMENTS WITH ACCOUNTANTS..., PAGE 34

10.  We have furnished the information required by Item 304 of Regulation S-B.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM, PAGE F-1

11.  Our independent auditor has made necessary revisions.

12.  Our independent auditor has made necessary revisions.

GENERAL

13. We have provided a current consent letter and updated the financial statements through September 30, 2006.

14. We have provided a current signed consent from the former accountant Armando C. Ibarra.

Sincerely,


/s/ Humberto Bravo
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Humberto Bravo
President & Director